WilmerHale Venture Group

Susan L. Mazur

+1 781 966 2005 (t)

+1 781 966 2100 (f)

susan.mazur@wilmerhale.com

October 19, 2006

BY EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jeffrey Riedler

Re:	Achillion Pharmaceuticals, Inc.

Form S-1 Registration Statement

File No. 333-132921

Ladies and Gentlemen:

On behalf of Achillion Pharmaceuticals, Inc. (“Achillion” or the “Company”), submitted herewith for filing is Amendment No. 7 (“Amendment No. 7”) to the Registration Statement referenced above (the “Registration Statement”). The Company is filing this Amendment No. 7 in response to comments contained in a letter, dated October 12, 2006 (the “Letter”), from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Michael D. Kishbauch, President and Chief Executive Officer of Achillion. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 7.

FORM S-1

Management’s Discussion and Analysis

Stock Compensation, page 36-38

1.	We note your disclosure on page 38 which references management’s approach to establishing an enterprise value using an analysis of comparable companies as well as an income approach. Please tell us and disclose whether this valuation approach was used solely for the 2005 valuation of the market value of your common stock as of November 2004 or if you have continued to perform this valuation approach for each equity issuance. In addition, please clarify in your disclosure whether your reference to “in 2005” is to the shares valued in 2005 but issued in 2004 or to all equity issuances in 2005.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 38 of the prospectus.

In addition, the Company further advises the Staff that, in connection with the market and income approaches described in the second paragraph on page 38 of the prospectus, the results of the two approaches were similar, and the Company did not average these results together.

Securities and Exchange Commission

October 19, 2006

2.	Please revise your disclosure to include the reassessed fair value of the common stock per share in addition to the aggregate fair value of the grant.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 39 of the prospectus.

Report of Independent Public Registered Public Accounting Firm, page F-2

3.	We acknowledge your response to comment 3. Please provide an auditors’ opinion with your amendment for which you will request effectiveness that removes the restrictive language in the first paragraph of the opinion.

Response:	The Company advises the Staff that it will provide an auditors’ opinion with its amendment for which it will request effectiveness that removes the restrictive language in the first paragraph of the opinion.

If you require additional information, please telephone the undersigned at the telephone number indicated above.

Very truly yours,

/s/ Susan L. Mazur

Susan L. Mazur

Enclosures

cc  (w/encl.):  Michael D. Kishbauch

                        Mary Kay Fenton

                        Steven D. Singer

                        Sarah Levendusky

                        Jonathan L. Kravetz

                        Brian P. Keane